Exhibit 21.1

Subsidiaries

Life Storage LP, a Delaware limited partnership

Life Storage Holdings, Inc., a Delaware Corporation

Life Storage Solutions, LLC, a New York limited liability company

Iskalo Land Holdings, LLC, a New York limited liability company

Sovran Peacock 505 LLC, a Delaware limited liability company

Sovran Mahopac 534 LLC, a Delaware limited liability company

Life Curry Ford Road 628 LLC, a Delaware limited liability company